Exhibit 99.1

Royal & Sun Alliance Insurance Group plc

Annual Report & Accounts for the year ended 31 December 2002
Annual Review & Summary Financial Statements for the year ended 31 December 2002
Notice of 2003 Annual General Meeting
Proxy Form
Long-Term Business Supplement

A copy of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

1 April 2003